Exhibit 99.1

3 May 2023

OKYO Pharma Limited

(“OKYO” or “Company”)

Result of General Meeting

The board of directors of OKYO Pharma Limited (LSE: OKYO; NASDAQ: OKYO), an ophthalmology-focused bio-pharmaceutical company which is developing OK-101 to treat dry eye disease to address the significant unmet need in this multi-billion-dollar market, is pleased to announce that at the General Meeting (“GM”) of the Company held earlier today all resolutions were duly passed.

The result of the poll, including the proxy voting, is as follows:

		For		Against		Discretion		Withheld		For + discretion
Resolution	Description	Votes	% Votes Cast	Votes	% Votes Cast	Votes	% Votes Cast	Votes	Total Votes Cast (excl. Votes Withheld)	Votes	% Votes Cast
RES:001	SHARE CONSOLIDATION	545,538,277	99.93	375,103	0.07	32,915	0.006	60,371	545,946,295	545,571,192	99.93
RES:002	DIRECTORS TO ALLOT SHARES	545,533,344	99.92	378,836	0.07	32,915	0.006	61,571	545,945,095	545,566,259	99.93
RES:003	PRE-EMPTION RIGHTS	545,527,392	99.92	384,788	0.07	32,915	0.006	61,571	545,945,095	545,560,307	99.93
RES:004	AMENDMENT TO ARTICLES	545,327,392	99.93	375,103	0.07	32,915	0.006	71,256	545,735,410	545,360,307	99.93

Further information on votes:

As at 2 May 2023, there were 1,658,792,349 ordinary shares in issue. Shareholders are entitled to one vote per ordinary share. Any vote withheld is not a vote in law and so has not been included in the calculation of the proportion of votes for and against any Resolution.

The resolutions were all passed on a poll, with votes cast in accordance with proxy voting instructions submitted to the Company by the relevant deadline, together with those cast at the GM itself, and will be available on the National Storage Mechanism, https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The result of poll and proxy voting will also be available on the Company’s website, www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379
Investor Relations	Paul Spencer	+44 (0)20 7495 2379
Optiva Securities Limited (Broker)	Robert Emmet	+44 (0)20 3981 4173